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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: April 6, 2004

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

        The following information is furnished to the SEC:

        On April 6, 2004, NovAtel Inc. issued a press release announcing its proposed Cdn.$50,000,000 Canadian public offering and U.S. private placement of common shares. A copy of the press release is attached as Exhibit 1 to this Form 6-K.

        The information attached as Exhibit 2 to this Form 6-K has been extracted from the preliminary prospectus of NovAtel Inc. relating to the public offering of its common shares in Canada. A copy of the preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in such preliminary prospectus may not be complete and may have to be amended. The securities offered by such preliminary prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and such securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) without registration under the U.S. Securities Act and any applicable state securities laws unless an exemption from registration is available. The information set forth in Exhibit 2 does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by such preliminary prospectus within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. person or a person within the United States.

        The information in this report and in such exhibits shall not be incorporated by reference into any registration statement filed pursuant to the U.S. Securities Act.

The following exhibits are furnished as part of this report on Form 6-K:

No.	Document
1	Press Release, dated April 6, 2004, announcing the proposed Canadian public offering and U.S. private placement of common shares by NovAtel Inc.
2	Information regarding NovAtel Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.
Date: April 6, 2004	By:	/s/ WERNER GARTNER Name: Werner Gartner Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document
1	Press Release, dated April 6, 2004, announcing the proposed Canadian public offering and U.S. private placement of common shares by NovAtel Inc.
2	Information regarding NovAtel Inc.

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SIGNATURES
EXHIBIT INDEX